# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TXNM Energy, Inc., CIK 0001108426
CUSIP: 69349H107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 414 Silver Ave. SW, Albuquerque, New Mexico (NM), 87102
Date of event which requires filing of this statement: 05/18/2025
Filed by CIK 0002068155
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- Troy TopCo LP (CIK 0002068155): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Troy GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- BIP Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Blackstone Infrastructure Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- BIA GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- BIA GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Blackstone Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: TXNM Energy, Inc.
Address of issuer's principal executive offices: 414 Silver Ave. SW, Albuquerque, New Mexico (NM), 87102

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
(i) Troy TopCo LP, a Delaware limited partnership ("TopCo");
(ii) Troy GP LLC, a Delaware limited liability company;
(iii) BIP Holdings Manager L.L.C., a Delaware limited liability company;
(iv) Blackstone Infrastructure Associates L.P., a Delaware limited partnership;
(v) BIA GP L.P., a Delaware limited partnership;
(vi) BIA GP L.L.C., a Delaware limited liability company;
(vii) Blackstone Holdings II L.P., a Delaware limited partnership;
(viii) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company;
(ix) Blackstone Inc., a Delaware corporation;
(x) Blackstone Group Management L.L.C., a Delaware limited liability company; and
(xi) Stephen A. Schwarzman, a United States citizen.
Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto as Exhibit 99.2 and is incorporated by reference into this Item 2.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.
Present principal occupation or employment: The principal business of TopCo is investing in securities of the Issuer. The principal business of Troy GP LLC is performing the functions of, and serving as, the general partner of TopCo. The principal business of BIP Holdings Manager L.L.C. is performing the functions of, and serving as, the manager of Troy GP LLC and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Infrastructure Associates L.P. is performing the functions of, and serving as, the managing member of BIP Holdings Manager L.L.C. and in a similar capacity for other affiliated Blackstone entities. The principal business of BIA GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Infrastructure Associates L.P. and in a similar capacity for other affiliated Blackstone entities. The principal business of BIA GP L.L.C. is performing the functions of, and serving as, the general partner of BIA GP L.P. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, managing member of BIA GP L.L.C. and and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings II L.P. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 18, 2025, TopCo and the Issuer entered into the Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which TopCo agreed to purchase 8,000,000 shares (the "Shares") of Common Stock at a purchase price of $50 per share (the "Stock Purchase"). The total aggregate consideration for the Share Purchase is $400 million and will be funded by capital contributions from limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On May 18, 2025, the Issuer, Troy ParentCo LLC ("Parent"), a Delaware limited liability company, and Troy Merger Sub Inc., a New Mexico corporation and a direct subsidiary of Parent ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time (as defined in the Merger Agreement), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, prior to the Effective Time, TopCo will contribute the Shares to Parent. At the Effective Time, shareholders of the Issuer will receive an amount in cash equal to $61.25, without interest, for each share of Common Stock of the Issuer (excluding the Shares) owned by them and outstanding immediately prior to the Effective Time and all Shares will be canceled. The Merger Agreement permits the Issuer to issue shares of Common Stock with proceeds to the Issuer of up to $525,000,000, in the aggregate and subject to certain timing and volume limitations, prior to the Effective Time, provided that, below certain price thresholds, Parent will have the right but not the obligation to purchase such offered shares at the applicable price. Completion of the Merger is expected to occur in the second half of 2026, subject to customary closing conditions, including regulatory clearance and approval by the shareholders of the Issuer.

The Reporting Persons have syndicated passive interests to certain minority co-investors to participate in the Stock Purchase and the Merger and also expect to engage with and potentially syndicate further passive interests to additional minority co-investors. Any communications and discussions with such prospective co-investors will be subject to appropriate confidentiality or similar agreements.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Stock Purchase Agreement

The Stock Purchase Agreement contains a lock-up restriction, pursuant to which, subject to certain exceptions, TopCo may not transfer the Shares prior to the earlier of (A) the consummation of the transactions contemplated by the Merger Agreement or (B) the termination of the Merger Agreement. TopCo also agreed to vote all Shares owned by it in favor of the Merger and for all other matters, (A) as recommended by the board of directors of the Issuer if the board of directors has made a recommendation, so long as the Shares may be lawfully voted as so provided and (B) pro rata in proportion to the votes cast by the holders of Common Stock other than the Shares if the board of directors has not made a recommendation or if the Shares may not be lawfully voted as provided in clause (A). In addition, the Stock Purchase Agreement contains certain "standstill" provisions, pursuant to which TopCo agreed, among other things, not to (i) acquire any equity securities or property of the Issuer, (ii) initiate any acquisition or restructuring of the Issuer, (iii) solicit proxies with respect to the voting of any securities of the Issuer or (iv) nominate any person as a director of the Issuer, in each case for a period of twelve months following the termination of the Merger Agreement subject to certain exceptions, including in respect of the transactions contemplated by the Stock Purchase Agreement or the Merger Agreement. The Stock Purchase Agreement also contains customary demand and piggyback registration rights and other customary terms and conditions, including mutual representations, warranties and covenants. The Stock Purchase is expected to close upon the later of (A) the tenth business day following the execution of the Stock Purchase Agreement and (B) the date on which the New York Stock Exchange has authorized the listing of the Shares.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, filed as an Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculation of the percentage of the shares of Common Stock beneficially owned is based on 100,659,335 shares of Common Stock, consisting of 92,659,335 shares of Common Stock issued and outstanding as of April 25, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 9, 2025, and the 8,000,000 Shares to be issued pursuant to the Stock Purchase Agreement.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Upon the closing of the Stock Purchase, TopCo will directly hold 8,000,000 shares of Common Stock. Troy GP LLC is the general partner of TopCo. BIP Holdings Manager L.L.C. is the manager of Troy GP LLC. Blackstone Infrastructure Associates L.P. is the managing member of BIP Holdings Manager L.L.C. BIA GP L.P. is the general partner of Blackstone Infrastructure Associates L.P. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings II L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached as Exhibit 99.2 hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 10 the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of the Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Signature Page
Exhibit 99.2 Schedule I - Executive Officers and Directors of Blackstone Inc.
Exhibit 99.3 Joint Filing Agreement
Exhibit 99.4 Agreement and Plan of Merger, dated May 18, 2025, by and among TXNM Energy, Inc., Troy ParentCo LLC and Troy Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2025)
Exhibit 99.5 Stock Purchase Agreement, dated May 18, 2025, by and among TXNM Energy, Inc. and Troy TopCo LP. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 19, 2025)

## Signatures
- Troy TopCo LP: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- Troy GP LLC: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- BIP Holdings Manager L.L.C.: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- Blackstone Infrastructure Associates L.P.: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- BIA GP L.P.: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- BIA GP L.L.C.: /s/ Christopher Placca, Christopher Placca, Managing Director, see Exhibit 99.4 (05/23/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, see Exhibit 99.4 (05/23/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, see Exhibit 99.4 (05/23/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, see Exhibit 99.4 (05/23/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, see Exhibit 99.4 (05/22/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (05/23/2025)